SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November, 2011

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseongdong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated estimated earnings results for the first nine months ended September 30, 2010 and 2011 as attached hereto.

Disclaimer:

The financial information relating to the consolidated results of operations of KEPCO for the first nine months ended September 30, 2010 and 2011 as presented below (the “Information”) has been prepared by KEPCO based on preliminary internal estimates. The Information has been prepared on a consolidated basis based on K-IFRS. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual consolidated financial results of operations of KEPCO for the first nine months ended September 30, 2011, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

Korea Electric Power Corporation

PRELIMINARY CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

For the first nine months ended September 30, 2010 and 2011

(Unit : in billions of Korean Won)	3Q 2011 (Jan. – Sep.)	3Q 2010 (Jan. – Sep.)	Change
Operating revenues:	31,641	28,857	9.6%

Sale of electric power	29,859	27,572	8.3%
Other	1,782	1,285	38.7%

Operating expenses:	31,947	27,699	15.3%

Fuel	15,789	13,758	14.8%
Purchased power	5,342	3,687	44.9%
Depreciation	4,414	4,431	-0.4%
Maintenance	965	947	1.9%
Research and development	346	300	15.3%
Other	5,091	4,576	11.2%

Other revenues	639	569	12.5%

Other expenses	156	93	67.8%

Operating income(loss)	177	1,634	-89.1%

Finance income:	532	535	-0.7%

Interest income	105	85	22.7%
FX related gain	409	447	-8.5%
Other	18	3	442.9%

Finance expenses:	2,266	1,940	16.8%

Interest expense	1,581	1,481	6.7%
FX related loss	685	459	49.2%
Other	—	0.2	-100%

Equity income(loss) of affiliates, net	118	66	78.5%

Gain(Loss) on disposal of affiliates	4	-52	107.2%

Income(Loss) before income tax	-1,435	243	-690.2%

Income tax expenses(benefits)	-123	371	-133.0%

Net Income(loss)	-1,312	-128	-928.0%

Non controlling interest	58	57	0.7%

Controlling interest	-1,370	-185	-641.0%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Shin, Chang-keun
Name:	Shin, Chang-keun
Title:	Vice President

Date: November 16, 2011